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SEC FILE NUMER
8- 39031

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Middlegate Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8 West 40th Street, 4th Floor
(No. and Street)

New York	NY	10018-3805
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Spindel	(212) 897-1688	hspindel@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weaver and Tidwell, LLP
(Name – if individual, state last, first, and middle name)

One Pennsylvania Plaza, Suite 3200	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

10/14/2003	410
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Steven Ostrofsky, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Middlegate Securities Inc. as of 12/31/24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Steven Ostrofsky
Signature

President
Title

Kelly Jean Embree 2/26/2025
Notary Public

KELLY JEAN EMBREE
Notary Public - State of New York
NO. 01EM0025347
Qualified in Westchester County
My Commission Expires May 30, 2028

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MIDDLEGATE SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024



One Pennsylvania Plaza, Suite 3200
New York, New York 10119
212-695-5003

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Middlegate Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Middlegate Securities, Inc. (the Company) as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2023.

New York, NY
March 25, 2025

MIDDLEGATE SECURITIES INC.

Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	411,050
Securities owned, at fair value		76,109,144
Due from stockholders		6,918,057
Right-of-use asset		2,986,093
Receivable from clearing broker		3,571,070
Interest receivable		327,489
Prepaid expenses and other assets		157,867
Restricted collateral deposit		67,812
Furniture and equipment (not yet put into service)		27,000
Total Assets	$	90,575,582

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Payable to clearing broker, net	$	31,867,369
Securities sold short, at fair value		27,631,034
Accrued expenses payable		13,231,999
Lease liabilities		2,986,093
Subordinated loans payable		2,500,000
Loans payable		143,798
Interest payable		133,205
Taxes payable		49,000
Total Liabilities		78,542,498

Stockholders' Equity

Common stock, no par value, 200 shares authorized		
100 shares issued and outstanding		400,000
Retained earnings		11,633,084
Total Stockholders' Equity		12,033,084
Total Liabilities and Stockholders' Equity	$	90,575,582

The accompanying notes are an integral part of this financial statement.

MIDDLEGATE SECURITIES INC.

Notes to Financial Statement
December 31, 2024

1. ORGANIZATION AND NATURE OF BUSINESS

Middlegate Securities Inc. (the "Company"), a New York State "S" Corporation, is a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears all of its customer transactions through two clearing broker-dealers on a fully disclosed basis and buys and sells primarily corporate securities and municipal bonds. The Company engages in firm commitment underwriting syndicates primarily in municipal securities. The Company also buys and sells distressed securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The revenue recognition guidance of ASC Topic 606, *Revenue from Contracts with Customers* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission income from customers' securities transactions and related expenses are recorded on a trade date basis. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument/counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer. Interim payouts on monthly commissions are credited by the clearing broker mid-month and the balance is paid early in the following month.

Profit and loss arising from securities transactions entered into for the account of the Company are recorded on the trade date and are included as revenue from principal transactions. Realized and unrealized gains and losses resulting from valuing marketable securities at fair value are also included in the calculation of revenue from principal transactions. Monthly realized and unrealized gains, net of any losses, are paid by the clearing broker the following month. Syndicate revenue amounts are not readily determined and therefore are recorded when received from the other syndicate members. There were no open contractual commitments from underwriting syndicates at December 31, 2024.

MIDDLEGATE SECURITIES INC.

Notes to Financial Statement
December 31, 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit Losses – The guidance under ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2024.

Use of Estimates - The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities – The Company's securities owned and securities sold short are stated at fair value (See Note 5).

Depreciation and Amortization - Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the remaining term of the lease.

Income Taxes - The provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal and State income tax law. Accordingly, no provision has been made for Federal income tax because Federal income taxes are imposed on the stockholders based on their respective allocation of net income. State and local corporation tax are provided for in the financial statements.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with U.S. GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

MIDDLEGATE SECURITIES INC.

Notes to Financial Statement
December 31, 2024

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases - Under FASB ASC 842 ("ASC 842"), a lessee recognizes in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of income, while for operating leases, such amounts should be recognized as a combined expense. In addition, ASC 842 requires expanded disclosures about the nature and terms of lease agreements. Under the standard, public business entities, including the Company since it files financial statements with the Securities and Exchange Commission, use a discount rate based upon its estimated cost of financing, which management has determined to be 5%.

3. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to each clearing broker on a fully disclosed basis. The Company has agreed to indemnify each clearing broker for losses, if any, from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and the clearing firms monitor collateral on the customer accounts on a daily basis. The Company's securities are held by its clearing brokers and in the case of one of its clearing brokers, serves as collateral for its margin balance and short positions (See Note 4).

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with the Company's clearing brokers. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties. In addition, most of the Company's long and short securities positions are carried at one of its clearing brokers and represent a significant concentration of net financial resources.

The Company is subject to certain inherent risks arising from selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

Due from stockholders includes significant concentrations (See Note 8).

At various times throughout the year ended December 31, 2024, the Company maintained cash balances or securities positions with major financial institutions, most of which is not insured.

4. DUE FROM CLEARING BROKERS

The Company has an agreement with National Financial Services, LLC ("NFS"), a Fidelity Investments company, to act as the Company's clearing broker. The net amount due from the clearing broker consists of the balances in the Company's various trading accounts maintained by NFS. Included in the receivable balance at December 31, 2024, is a deposit of $100,000 required by NFS for operating the accounts.

The Company also has an agreement with Wedbush Securities Inc. to clear its securities transactions. The balance includes a clearing deposit in the amount of $200,000.

5. FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 – Other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 – Unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

5. FAIR VALUE MEASUREMENTS (continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for the investments measured at fair value as of December 31, 2024:

Securities owned, at fair value	**Level 1**	**Level 2**	**Level 3**	**Total**
Corporate stock	$ -	$ 50,299	$ -	$ 50,299
Municipal bonds	-	75,898,820	-	75,898,820
Corporate bonds	48,925	-	-	48,925
Investment in private company	-	-	111,100	111,100
Total	$ 48,925	$ 75,949,119	$ 111,100	$ 76,109,144

Securities sold short, at fair value				
Corporate stock	$ -	$ (4)	$ -	$ (4)
U.S. Government obligations	(27,631,030)	-	-	(27,631,030)
Total	$ (27,631,030)	$ (4)	$ -	$ (27,631,034)

The fair value of Level 2 municipal and corporate bonds is estimated using recently executed transactions or data of comparable issuers, market price quotations (when observable), or bond spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference. Municipal and corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy. The Level 3 investment in private company is valued at a price which allows for the fact that it is highly illiquid.

Investment in private company is valued using a model based on the most recent valuation included in a round of financing related to a holding of the investee company. This model indicates that the cost of the investment approximates fair value. The President of the Company is also the Managing Member of the investee company, and stockholders of the Company directly invest in this investment.

5. FAIR VALUE MEASUREMENTS (continued)

The following table summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2024. The Company recognizes all transfers between levels at the beginning of the reporting period.

	Investment in Private Company
Balance-December 31, 2023	$ 111,100
Balance-December 31, 2024	$ 111,100

The following summarizes the quantitative information about Level 3 fair value measurements as of December 31, 2024.   Certain assets that are categorized within Level 3 are not disclosed below because the Company does not develop quantitative unobservable inputs when measuring the fair value of these assets.

Level 3 Investments	Fair Value	Valuation Technique	Unobservable Input	Input Values
Investment in private company	$ 111,100	Utilization of recent funding	Built into most recent funding	Valuation of significant investment of investee
Total Level 3 Investments	$ 111,100			

There were no transfers between Level 2 and 3 investments.

6. RETIREMENT PLAN

The Company maintains a deferred compensation plan for eligible employees. The Company may, at its discretion contribute up to 25% of eligible compensation. The Company elected to make contributions of $883,071 to the plan for the year ended December 31, 2024.

7. SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company is primarily engaged in a single line of business as a securities broker-dealer, which is comprised of principal transactions, municipal securities trading and distressed securities trading. The Company has identified its Major Shareholder as the Chief Operating Decision Maker ("CODM") who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 11), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as described in the summary of significant accounting policies.

8. RELATED PARTY TRANSACTIONS

Due from stockholders – Under an existing agreement, amounts due from stockholders total $6,918,057 as of December 31, 2024, bear interest based on the Short Term Applicable Federal Rate and have no definitive due date. For the year ended December 31, 2024, the effective annual interest rate used was 0.33%.

The Company has an arrangement under which an affiliate provides services to the Company. This affiliate is owned by major shareholders of the Company. In prior years, these shareholders have received discretionary bonuses. Included in accrued expenses payable on the statement of financial condition are discretionary liabilities of $5,166,778 and other liabilities of $850,000 payable to this affiliate. At December 31, 2024, the affiliate has earned $3,432,978 for the year ended December 31, 2024 which has been agreed to by both the affiliate and the Company.

Subordinated loans and loans payable - See Note 12.

9. COMMITMENTS AND CONTINGENCIES

Leases – The Company renewed its lease for New York City office space, which expires on December 31, 2036. As of December 31, 2024, one floor of the lease has commenced and the other will commence upon completion of construction of a second floor. In accordance with the original lease terms, the Company provided the lessor with a letter of credit in the amount of $60,000 to secure its obligations under the lease. The letter of credit is collateralized by a certificate of deposit of approximately the same amount.

The Company subleases a part of its office space to an affiliate and other entities on a month-to-month basis.

9. COMMITMENTS AND CONTINGENCIES (continued)

The Company recognizes its lease in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases the transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. However, by electing by class of underlying asset the available practical expedient, the Company has elected to account for the lease and non-lease components as a single lease component, which may cause variability in future lease payments as the amount of non-lease components is revised from one period to the next.

Lease liabilities are recognized at the present value of the fixed lease payments using a rate of 5%. Right-of-use assets are recognized based on the initial present value of the fixed lease payments. At December 31, 2024, the right-of-use asset and lease liability balance was $2,986,093.

There are free rent periods starting in 2025. Future minimum lease payments under the commenced portion of the lease as of December 31, 2024 were as follows:

Year ending December 31,	Amount
2025	$ 116,139
2026	354,207
2027	361,291
2028	368,517
2029	375,887
2030 and later	2,417,862
Total undiscounted lease payments	3,993,903
Less: imputed interest	(1,007,810)
Total lease liabilities	$ 2,986,093

9. COMMITMENTS AND CONTINGENCIES (continued)

Litigation - In the opinion of management, based on the advice of legal counsel, there are no proceedings pending, or to the knowledge of management, threatened, which in the event of an adverse decision would result in a material adverse impact in the financial condition or results of operations of the Company.

Miscellaneous contractual arrangements – In the ordinary course of its business, the Company engages in business arrangements, some of which are committed to writing and some of which are based upon custom and usage. Examples of these are its arrangements with its employees, various vendors and professionals, other broker-dealers and customers. Some of these are even dictated by regulatory rules or protocols.

In some cases, the Company pays or accrues its obligations relating to these arrangements during the year and settles or trues them up periodically. Included in Accrued Expenses Payable in the Company's Statement of Financial Condition is $13,231,999, of which the Company expects to pay $6,564,744 to employees, $6,016,778 to related parties and $650,477 to vendors.

Regulation – In the ordinary course of its business, the Company is subject to various complex regulations and examinations and scrutiny from regulatory authorities. In the opinion of management, none of these factors are expected to have a material adverse effect on the Company.

10. CURRENT AND DEFERRED TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has deferred tax assets, all of which are related to excess charitable contributions which can be applied on its tax return in future periods assuming that it is profitable in the future. These deferred tax assets are fully reserved for.

11. REGULATORY REQUIREMENTS

The Company is subject to Securities and Exchange Commission Rule 15c3-1 under which it is required to maintain minimum net capital of at least $250,000, pursuant to the Alternative Standard of that rule. At December 31, 2024, the Company's net capital of approximately $5,820,000 exceeded minimum requirements by approximately $5,570,000.

All customer transactions are cleared through other broker-dealers on a fully disclosed basis. Therefore, in accordance with paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities.

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12. SUBORDINATED LOANS PAYABLE

The Company has subordinated loan agreements with two of its stockholders and two of its affiliates with amounts totaling $2,000,000 and $500,000, respectively. These loans expire from May 2025 through December 2025 and contain a rollover provision. Interest of 8% per annum is paid yearly.

13. LOANS PAYABLE

The Company maintains an Economic Injury Disaster Loan with the Small Business Administration at an interest rate of 3.75%. Principal and interest payments on the loan began in 2023 and the loan is due in July 2050. At December 31, 2024, the amount due on this loan was $143,798.

14. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date these financial statements were issued. During this period there were no material subsequent events requiring adjustment or disclosure.